

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 15, 2009

Mr. Makoto Uenoyama
Director
Panasonic Corporation
1006, Oaza Kadoma, Kadoma-shi
Osaka 571-8501, Japan

      Re: Panasonic Corporation
      Form 20-F for the fiscal year ended March 31, 2009
      File No. 1-06784

Dear Mr. Uenoyama:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief